CUSIP No. 671106 S100    SCHEDULE 13D (Amendment No. 1)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                              O2Diesel Corporation
                              --------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   671106 S100
                                   -----------
                                 (CUSIP Number)

                                David H. Shipman
                          100 Commerce Drive, Suite 301
                                Newark, DE 19713
                                 (302) 266-6000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 29, 2008
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

NOTE: Schedules filed in paper format shall include the signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 671106 S100    SCHEDULE 13D (Amendment No. 1)

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1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Alan Robert Rae
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2.    Check the appropriate box if a Member of a Group (See Instructions)
      (a)   |_|
      (b)   |_|
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3.    SEC Use Only


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4.    Source of Funds (See Instructions)

      N/A
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5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
      or 2(e). |_|

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6.    Citizenship or Place of Organization

      United Kingdom
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Number of         7.    Sole Voting Power
Shares Bene-
ficially Owned          1,508,501(1)
by Each           --------------------------------------------------------------
Reporting         8.    Shared Voting Power
Person With
                        599,235(2)
                  --------------------------------------------------------------
                  9.    Sole Dispositive Power

                        1,508,501(1)
                  --------------------------------------------------------------
                  10.   Shared Dispositive Power

                        599,235(2)
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,107,736(1,2)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions) |_|

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13.   Percent of Class Represented by Amount in Row (11)

      2.41%(3)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

----------
(1) Includes 1,500,000 shares subject to stock options exercisable within 60 days of February 29, 2008.
(2) The reporting person disclaims beneficial ownership of 599,235 shares of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Sections 13 or 16 or for any other purpose.
(3) This number represents the percentage obtained by dividing the total number of shares of the Issuer's common stock being reported in this Statement (2,107,736) by the number of shares of the Issuer's common stock outstanding on March 5, 2008 (87,298,674).

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CUSIP No. 671106 S100    SCHEDULE 13D (Amendment No. 1)

      This is Amendment No. 1 (this "Amendment") to the Schedule 13D filed by Alan Rae on July 25, 2003, relates to the shares of common stock, par value $0.0001 per share ("Common Stock"), of O2Diesel Corporation, a Delaware Corporation (the "Issuer"). The Schedule 13D is hereby amended as set forth below. Except as specifically provided herein, this Amendment No. 1 to Schedule 13D does not modify any of the information previously reported in the Schedule 13D, and should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

      The principal executive office of the Issuer is located at 100 Commerce Drive, Suite 301, Newark, DE 19713.

ITEM 2. IDENTITY AND BACKGROUND.

      This schedule is being filed on behalf of Alan Robert Rae (the "Reporting Person").

      The business address of the Reporting Person is 100 Commerce Drive, Suite 301, Newark, DE 19713.

      The Reporting Person is the President and Chief Executive Officer of the Issuer, O2Diesel Corporation, 100 Commerce Drive, Suite 301, Newark, DE 19713.

      The Reporting Person has not, during the five years prior to the filing of this Schedule 13D, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      The Reporting Person has not, during the five years prior to the filing of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The Reporting Person is a citizen of the United Kingdom.

ITEM 4. PURPOSE OF TRANSACTION.

      In 2003, Mr. Rae financed the purchase of 699,235 shares of the Issuer's common stock with a loan. In 2006, this loan was refinanced and 819,787 shares (the "Shares") were pledged as collateral for the loan. On February 29, 2008, the lender notified Mr. Rae that the loan was in default due to the reduction in the value of the underlying collateral. In addition, since the loan defaulted, the Shares were forfeited and would be transferred to the lender to satisfy the loan, without any further instruction by Mr. Rae.

      The Reporting Person reserves the right to purchase additional shares of Common Stock or dispose of Common Stock from time to time as conditions appear advantageous for doing so. The Reporting Person is also eligible to participate in current and future plans and arrangements pursuant to which the Issuer's officers may acquire options.

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CUSIP No. 671106 S100    SCHEDULE 13D (Amendment No. 1)

      Except for such actions as may be taken in his capacity as President and Chief Executive of the Company, the Reporting Person does not have any plans or proposals that relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j) Any action similar to any of those actions enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Reporting Person beneficially owns 2,107,736 shares of Common Stock, which represent approximately 2.41% of issued and outstanding shares of Common Stock.

      (b) The Reporting Person has sole power to vote or to direct the vote of 1,508,501 shares of Common Stock and shared power to vote or direct the vote of 599,235 shares of the Common Stock. The Reporting Person has s sole power to dispose or to direct the disposition of 1,508,501 shares of Common Stock and shared power to dispose or to direct the disposition of 599,235 shares of Common Stock.

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CUSIP No. 671106 S100    SCHEDULE 13D (Amendment No. 1)

      (c) The reporting person has not effected any transactions in the Common Stock during the sixty days prior to the filing of this Schedule 13D.

      (d) Victoria Rae, the Reporting Person's spouse, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 599,235 shares of Common Stock held in her name.

      (e) As a result of the transaction described herein, the Reporting Person is now deemed the beneficial owner of less than 5% of the Common Stock of the Issuer.

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CUSIP No. 671106 S100    SCHEDULE 13D (Amendment No. 1)

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Alan R. Rae
                                        ----------------------------
                                        Alan Rae

                                        Dated: March 7, 2008